Rotor Acquisition Corp.

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

January 12, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Rotor Acquisition Corp.
Registration Statement on Form S-1
File No. 333-251521

Ladies and Gentlemen:

Rotor Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Thursday, January 14, 2021, or as soon thereafter as practicable.

Very truly yours,

ROTOR ACQUISITION CORP.

By:	/s/ Brian D. Finn
Name: Brian D. Finn Title: Chief Executive Officer